                                                      CORPORATE OFFICES
                                                      67-43RD STREET
                                                      WHEELING, WV 26003
                                                      TEL. (304) 232-1542
(VALLEY NATIONAL GASES, INC. LOGO)                    FAX (304) 233-2812

Via Edgar and Fax to 202-942-9531

February 16, 2005


Mr. Jeffrey Gordon
Staff Accountant
Mr. Rufus Decker
Accounting Branch Chief

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-0510

Dear Mr. Gordon and Mr. Decker,

Please find below the responses of Valley National Gases to the comments made in your letter of February 14, 2005.

We have prepared our responses in the same order as your comments and have maintained the same numbering system and included your original comment to facilitate communication. We have tried to be as detailed as necessary to appropriately respond to your comment or request for additional information and have presented how revisions will be included in future filings.

Contractual Obligations, page 18

         2. We have reviewed your response to comment 3. We continue to believe that the estimated payments on your debt and payments you are obligated to make under your interest rate swap agreement should be included in your table of contractual obligations. Please revise your table and disclose any assumptions you made to derive these amounts.

Please find attached a revised table of contractual obligations, including disclosure relating to assumptions used to derive the amounts listed.

Financial Statements

         3. Please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Your presentation of this information in your footnotes on page F-10 does not meet this requirement. See paragraph 22 of SFAS 130.

Please find attached the Consolidated Statement of Changes in Stockholders Equity, which presents comprehensive income and its components as described in SFAS 130.

Consolidated Statement of Operations, page F-4

         4. We have reviewed your response to comment 6. In future filings please revise your presentation of the gain (loss) on disposal of assets to comply with paragraph 45 of SFAS 144. This presentation should apply for all periods subsequent to your adoption of SFAS144.

Please find attached the Consolidated Statement of Operations, presented in the one-step format, with the gain (loss) on disposal of assets, included in income from operations, as described in SFAS 144.

Note 9 - Lease Agreements

         5. We have reviewed your response to comment 11. Your response specifically addressed escalation clauses, but there was no discussion over step-rent provisions, capital improvement funding and any other lease concessions which may be present in your leases. Please disclose if your leases have any step-rent provisions, capital improvement funding and any other lease concessions and how you account for these items. In addition, please tell us the quantitative impact, as well as the cumulative impact, on each quarter during the last three years and any subsequent interim period had you accounted for the leases in accordance with SFAS 13 and FTB 88-1 from the inception of each lease.

The Company will include the following statement in footnote 9 regarding lease obligations:

Valley's lease arrangements do not include any step-rent provisions, capital improvement funding or significant lease concessions.

Please find attached a SAB 99 analysis, which includes the Company's memo and a materiality calculation. The Company's memo discusses the consideration of the lease escalation clause and the conclusion reached on the impact to the Company's financial statements. The materiality calculation illustrates the current and cumulative difference to the Company's as reported financial statements for each quarter of the last three years and the subsequent interim periods.

We appreciate the opportunity to respond to your comments and would be pleased to clarify any of our responses if needed.


     Sincerely,

     /s/ James P. Hart

     James P. Hart

     President

     Acting Chief Financial Officer

                                                      CORPORATE OFFICES
                                                      67-43RD STREET
                                                      WHEELING, WV 26003
                                                      TEL. (304) 232-1542
(VALLEY NATIONAL GASES, INC. LOGO)                    FAX (304) 233-2812

February 6, 2005


To:      Audit Committee

From:    James P. Hart

CC:      W. A. Indelicato, G. E. West

Re:      SEC Review


Gentlemen,


One of the questions raised by the SEC, in the comment letter received on January 14, 2005 dealt with Valley's accounting for leases that include escalation charges based on known indexes such as the consumer price increase. Current accounting rules call for the Company to estimate the impact of the future increases in rent expense, based upon the current index at the time that the lease is entered into (contingent rent), and record these estimated increases over the life of the lease. This results in current period expense that is different than the actual rent payments. Valley did not account for rent expense in this manner, but rather recorded rent expense, including any escalation as incurred and paid. Please find below, the SEC question and support for the company's response.

         Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

         The Company had approximately 22 leases at the end of 2003 and 16 leases at the end of 2004 (due to the consolidation of related party lease arrangements and related elimination of rental expense in accordance with the adoption of FIN 46R) that contain escalation clauses based upon the consumer price index. The Company accounted for the leases for the year ended June 30, 2004 and 2003 based upon minimum lease payment without consideration of the contingent rent.

         The Company noted that the current period impact of including the contingent rent on a straight-line basis in accordance with SFAS No. 29 had no impact on reported basic or diluted earnings per share for any individual quarter (including the three months ended September 30, 2004 and the six month ended December 31, 2004) or for the fiscal years ended June 30, 2002, 2003 or 2004 nor is it material to the Company's income before taxes or net income for those periods. In addition, the Company considered the cumulative effect as it relates to the balance sheet, noting that the amounts were not material to the Company's balance sheet for any individual quarter (including the three months ended September 30, 2004 and the six month ended December 31, 2004) or for the fiscal years ended June 30, 2002, 2003 or 2004.

         The Company will add the following disclosure in future filings:

         Certain leases agreements contain rent escalation clauses that are not significant. In 2004 and 2003, contingent rentals have not been significant. Leasehold improvements are depreciated over the life of the lease or the useful life of the asset, whichever is shorter, which is consistent with the lease term used to recognize rent expense.

We carefully evaluated the overall impact of our accounting in accordance with the SEC Staff Accounting Bulletin No. 99 Materiality. This bulletin requires a qualitative as well as quantitative evaluation. I have included a copy of the SEC bulletin with this communication. From a quantitative standpoint please note that for the fiscal year ended June 30, 2004, the additional current year expense related to these lease arrangements is $6,368, and the cumulative effect is $56,429, which is not material to the financial statements of the Company for the fiscal year ended June 30, 2004. The cumulative effect for the fiscal year 2004 includes a reduction in the liability due to the consolidation of the Company's related party lease arrangement upon adoption of FIN 46R at March 31, 2004. For the fiscal year 2003, the additional rent expense would have been $33,902, while for fiscal 2002 it would have been $62,777. Recording the offsetting liability to contingent rent, in our balance sheet, would not have resulted in any material change to any ratios or materially changed the appropriate balance sheet line items.

We determined, based on all of the factors detailed in the SEC bulletin, as well as our own knowledge of the Company and its investors, and concluded that this difference in rent expense was not material. We believe that this conclusion is supported by the fact that following the proscribed accounting rules would have resulted in no change to any reported quarterly or annual earnings per share during 2002, 2003, and 2004 and the first two quarters of 2005. From a qualitative standpoint, we also believe that if Valley's results included contingent rent expense, that fact would not have changed the view of Valley by any reasonable investor. Nor would it have altered in any material or significant way the total mix of information available to investors about the Company.

I have attached four spreadsheets which calculate the impact by year and by each quarter within the appropriate year for your information and review.

Please let me know if you have any questions or concerns regarding our conclusion that this difference is not material. We will discuss this conclusion, along with each of the other responses, prior to the filing of the Company's responses to the SEC comment letter.

VALLEY NATIONAL GASES, INC.
FINANCIAL STATEMENT IMPACT:  CPI INDEX FOR CERTAIN LEASES
FY02, FY03, FY04 AND Q1 AND Q2 OF FY05

                                             FY02                              FY03                              FY04
                               --------------------------------- ---------------------------------  -------------------------------
Expense                             (62,777)                          (33,902)                           (6,368)
Cumulative                         (103,860)                         (137,763)                          (56,429)A

                                  AMOUNT        EXP %     CUM %     AMOUNT       EXP %      CUM %      AMOUNT      EXP %     CUM %
                               ------------   --------  -------- ------------   --------  --------  -----------   -------   -------
Valley liabilities per filings  117,978,934               -0.09%  113,071,627               -0.12%  105,845,417               -0.05%
Valley equity per filings        36,633,625               -0.28%   36,143,205               -0.38%   46,108,125               -0.12%
Valley pre-tax per filings        7,215,101     -0.87%                387,491     -8.75%             12,199,786     -0.05%
Valley net income per filings     4,220,834     -0.87%                236,370     -8.75%              7,679,859     -0.05%
Valley basic EPS per filings   $     0.4515   $0.4476   $0.4450  $     0.0253   $0.0231   $0.0163   $    0.8186   $0.8188   $0.8155
Valley diluted EPS per filings $     0.4491   $0.4452   $0.4426  $     0.0252   $0.0230   $0.0162   $    0.8132   $0.8134   $0.8101
Valley basic weighted average
 shares                           9,347,584                         9,350,068                         9,381,447
Valley diluted weighted average
 shares                           9,398,514                         9,392,885                         9,444,086
Effective tax rate                    41.50%                            39.00%                            37.00%


Difference in basic EPS                       $ 0.004   $ 0.006                 $ 0.002   $ 0.009                 $(0.000)  $ 0.003
Difference in diluted EPS                     $ 0.004   $ 0.006                 $ 0.002   $ 0.009                 $(0.000)  $ 0.003

                                      FY05                   Q1 FY05                           YTD Q2FY05
                                    --------     --------------------------------   --------------------------------
Expense                              (4,108)           (1,027)                           (2,054)
Cumulative                          (60,537)          (61,564)                          (62,591)


                                                     AMOUNT       EXP %     CUM %      AMOUNT      EXP %     CUM %
                                                  -----------   -------   -------   -----------   -------   --------
Valley liabilities per filings                    109,442,803               -0.06%  102,777,836               -0.06%
Valley equity per filings                          47,152,258               -0.13%   51,183,846               -0.12%
Valley pre-tax per filings                          2,521,571     -0.04%              8,155,533     -0.03%
Valley net income per filings                       1,563,374     -0.04%              5,056,431     -0.03%
Valley basic EPS per filings                           0.1648   $0.1647   $0.1608        0.5329   $0.5327   $0.5288
Valley diluted EPS per filings                         0.1628   $0.1628   $0.1589        0.5250   $0.5249   $0.5210
Valley basic weighted average
 shares                                             9,485,696                         9,489,000
Valley diluted weighted average
 shares                                             9,600,299                         9,631,000
Effective tax rate                                      38.00%                            38.00%


Difference in basic EPS                                         $ 0.000   $ 0.004                 $ 0.000   $ 0.004
Difference in diluted EPS                                       $ 0.000   $ 0.004                 $ 0.000   $ 0.004


A - This cumulative is calculated as follows:
FY03 cumulative                                      (137,763)
Reversal of related party liability                    87,701
FY04 expense (excludes Q4 related party liability)     (6,368)
FY04 cumulative                                       (56,430)

VALLEY NATIONAL GASES, INC.
FINANCIAL STATEMENT IMPACT: CPI INDEX FOR CERTAIN LEASES
FY02 QUARTERS

                                            FY02                           FY02 - Q1                         FY02 - Q2
                               -------------------------------   ---------------------------------  -------------------------------
Expense                            (62,777)                          (15,694)                           (15,694)
Cumulative                        (103,860)                          (56,777)                           (72,472)

                                  AMOUNT      EXP %     CUM %       AMOUNT      EXP %       CUM %      AMOUNT      EXP %     CUM %
                               ------------  -------   --------  ------------  --------   --------  ------------  -------  --------
Valley liabilities per filings  117,978,934               -0.09%  114,318,258               -0.05%   118,801,403              -0.06%
Valley equity per filings        36,633,625               -0.28%   33,303,123               -0.17%    34,308,060              -0.21%
Valley pre-tax per filings        7,215,101    -0.87%               1,861,505    -0.84%                  941,744    -1.67%
Valley net income per filings     4,220,834    -0.87%               1,088,980    -0.84%                  550,920    -1.67%
Valley basic EPS per filings   $     0.4515  $0.4476   $ 0.4450  $     0.1165  $0.1155    $0.1129   $     0.0589  $0.0580   $0.0544
Valley diluted EPS per filings $     0.4491  $0.4452   $ 0.4426  $     0.1160  $0.1150    $0.1124   $     0.0585  $0.0576   $0.0540
Valley basic weighted average
 shares                           9,347,584                         9,347,584                          9,347,584
Valley diluted weighted average
 shares                           9,398,514                         9,391,096                          9,410,000
Effective tax rate                    41.50%                            41.50%                             41.50%


Difference in basic EPS                      $ 0.004   $  0.006                $ 0.001    $ 0.004                 $ 0.001   $ 0.005
Difference in diluted EPS                    $ 0.004   $  0.006                $ 0.001    $ 0.004                 $ 0.001   $ 0.005

                                                     FY02 - Q3                          FY02 - Q4
                                         ---------------------------------  ---------------------------------
Expense                                        (15,694)                         (15,694)
Cumulative                                     (88,166)                        (103,860)

                                             AMOUNT       EXP %     CUM %     AMOUNT        EXP %     CUM %
                                         -------------  --------  --------  -----------   --------  ---------
Valley liabilities per filings             115,903,977              -0.08%  117,978,934                -0.09%
Valley equity per filings                   37,040,566              -0.24%   36,633,625                -0.28%
Valley pre-tax per filings                   3,993,366    -0.39%                418,486     -3.75%
Valley net income per filings                2,336,119    -0.39%                244,814     -3.75%
Valley basic EPS per filings                    0.2499  $ 0.2489  $ 0.2444       0.0262   $0.0252   $ 0.0197
Valley diluted EPS per filings                  0.2483  $ 0.2473  $ 0.2428       0.0260   $0.0250   $ 0.0196
Valley basic weighted average
 shares                                      9,347,584                        9,347,584
Valley diluted weighted average
 shares                                      9,409,958                        9,407,927
Effective tax rate                               41.50%                           41.50%


Difference in basic EPS                                 $ 0.001   $ 0.006                 $ 0.001   $ 0.006
Difference in diluted EPS                               $ 0.001   $ 0.005                 $ 0.001   $ 0.006

VALLEY NATIONAL GASES, INC.
FINANCIAL STATEMENT IMPACT: CPI INDEX FOR CERTAIN LEASES
FY03 QUARTERS

                                          FY03                              FY03 - Q1                          FY03 - Q2
                           ---------------------------------   ----------------------------------  ---------------------------------
Expense                         (33,902)                             (8,476)                            (8,476)
Cumulative                     (137,762)                           (112,336)                          (120,811)

                              AMOUNT       EXP %     CUM %        AMOUNT       EXP %       CUM %     AMOUNT       EXP %      CUM %
                           ------------  --------  ---------   ------------   --------  ---------  -----------  --------   ---------
Valley liabilities per
 filings                    113,071,627                -0.12%   114,765,584                -0.10%  113,962,331                -0.11%
Valley equity per
 filings                     36,143,205                -0.38%    35,905,163                -0.31%   37,121,017                -0.33%
Valley pre-tax per
 filings                        387,491     -8.75%                  178,461     -4.75%               2,371,280    -0.36%
Valley net income per
 filings                        236,370     -8.75%                  104,400     -4.75%               1,387,198    -0.36%
Valley basic EPS per
 filings                   $     0.0253  $ 0.0231   $ 0.0163   $     0.0112   $ 0.0106  $ 0.0041        0.1484 $ 0.1479    $ 0.1408
Valley diluted EPS per
 filings                   $     0.0252  $ 0.0230   $ 0.0162   $     0.0111   $ 0.0106  $ 0.0041        0.1477 $ 0.1472    $ 0.1402
Valley basic weighted
 average shares               9,350,068                           9,347,584                          9,347,584
Valley diluted weighted
 average shares               9,392,885                           9,403,829                          9,391,942
Effective tax rate                39.00%                              41.50%                             41.50%


Difference in basic EPS                  $  0.002   $  0.009                  $  0.001  $  0.007               $  0.001    $  0.008
Difference in diluted EPS                $  0.002   $  0.009                  $  0.001  $  0.007               $  0.001    $  0.008


                                        FY03 - Q3                           FY03 - Q4
                           ---------------------------------   ------------------------------------
Expense                         (8,476)                             (8,476)
Cumulative                    (129,287)                           (137,762)

                              AMOUNT       EXP %     CUM %        AMOUNT        EXP %       CUM %
                           ------------  --------  ---------   ------------   --------    ---------
Valley liabilities per
 filings                   112,511,014                -0.11%    115,139,787                   -0.12%
Valley equity per
 filings                    39,472,937                -0.33%     36,143,205                   -0.38%
Valley pre-tax per
 filings                     3,715,663      -0.23%               (5,878,000)       0.14%
Valley net income per
 filings                     2,173,664      -0.23%               (3,429,000)       0.14%
Valley basic EPS per
 filings                        0.2325    $ 0.2320  $ 0.2244         (0.3665)  $ (0.3668)  $ (0.3748)
Valley diluted EPS per
 filings                        0.2316    $ 0.2311  $ 0.2236         (0.3651)  $ (0.3654)  $ (0.3734)
Valley basic weighted
 average shares              9,348,303                            9,357,000
Valley diluted weighted
 average shares              9,383,813                            9,392,000
Effective tax rate               41.50%                              41.70%


Difference in basic EPS                  $  0.001  $  0.008                   $   0.000   $  0.008
Difference in diluted EPS                $  0.001  $  0.008                   $   0.000   $  0.008

VALLEY NATIONAL GASES, INC.
FINANCIAL STATEMENT IMPACT:  CPI INDEX FOR CERTAIN LEASES
FY04 QUARTERS

                                            FY04                            FY04 - Q1                          FY04 - Q2
                            ---------------------------------  ---------------------------------   ---------------------------------
Expense                           (6,368)                            (1,107)                            (1,107)
Cumulative                       (56,429)A                         (138,869)                          (139,976)

                               AMOUNT       EXP %     CUM %       AMOUNT       EXP %     CUM %       AMOUNT       EXP %       CUM %
                            ------------  --------  ---------  ------------  --------  ---------   -----------   --------  ---------
Valley liabilities per
  filings                    105,845,417                -0.05%  111,890,845                -0.12%  109,813,252                -0.13%
Valley equity per
  filings                     46,108,125                -0.12%   37,200,946                -0.37%   39,724,864                -0.35%
Valley pre-tax per
  filings                     12,199,786     -0.05%               1,006,040     -0.11%               3,421,190      -0.03%
Valley net income per
  filings                      7,679,859     -0.05%                 613,684     -0.11%               2,086,926      -0.03%
Valley basic EPS per
  filings                   $     0.8186  $ 0.8188   $ 0.8155        0.0656  $ 0.0655   $ 0.0565        0.2230   $ 0.2230  $ 0.2139
Valley diluted EPS per
  filings                   $     0.8132  $ 0.8134   $ 0.8101        0.0654  $ 0.0653   $ 0.0563        0.2220   $ 0.2219  $ 0.2129
Valley basic weighted
   average shares              9,381,447                          9,356,834                          9,356,834
Valley diluted weighted
  average shares               9,444,086                          9,387,864                          9,402,328
Effective tax rate                 37.00%                             39.00%                             39.00%


Difference in basic EPS                   $ (0.000)  $  0.003                $  0.000  $  0.009                  $  0.000  $  0.009
Difference in diluted EPS                 $ (0.000)  $  0.003                $  0.000  $  0.009                  $  0.000  $  0.009



                                                        FY04 - Q3                           FY04 - Q4
                                           ---------------------------------  -----------------------------------
Expense                                         (1,107)                            (3,047)
Cumulative                                     (53,382)                           (56,429)
                                              AMOUNT      EXP %      CUM %      AMOUNT        EXP %       CUM %
                                           -----------  --------   ---------  -----------   --------    ---------
Valley liabilities per
  filings                                  113,350,752                -0.05%  105,845,417                 -0.05%
Valley equity per
  filings                                   43,926,775                -0.12%   46,108,125                 -0.12%
Valley pre-tax per
  filings                                    6,172,951     -0.02%               1,600,000      -0.19%
Valley net income per
  filings                                    3,765,500     -0.02%               1,214,000      -0.19%
Valley basic EPS per
  filings                                       0.4015  $ 0.4014   $ 0.3980        0.1295   $ 0.1294   $ 0.1251
Valley diluted EPS per
  filings                                       0.3979  $ 0.3978   $ 0.3945        0.1278   $ 0.1278   $ 0.1235
Valley basic weighted
  average shares                             9,378,400                          9,378,000
Valley diluted weighted
  average shares                             9,462,985                          9,500,000
Effective tax rate                               39.00%                             24.00%


Difference in basic EPS                                 $  0.000   $  0.003                 $  0.000   $  0.004
Difference in diluted EPS                               $  0.000   $  0.003                 $  0.000   $  0.004



A - This cumulative is calculated as follows:
FY03 cumulative                                        (137,763)
Reversal of related party liability                      87,701
FY04 expense (excludes Q4 related party liability)       (6,368)
                                                       --------
FY04 cumulative                                         (56,430)

                       VALLEY NATIONAL GASES INCORPORATED

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 2002, 2003 AND 2004

                                         COMMON STOCK                TREASURY STOCK            PAID-IN-   ACCUMULATED OTHER
                                                                                                            COMPREHENSIVE
                                      SHARES       AMOUNT        SHARES         AMOUNT         CAPITAL          LOSS
BALANCE, June 30, 2001 .........     9,620,084  $      9,620       272,500   $ (2,263,428)  $ 19,269,338   $   (942,967)

   Net income ..................            --            --            --             --             --             --

Unrealized losses on
   derivatives designated  and
   qualified as cash flow
   hedges, net of tax benefit
   of $868,604 .................            --            --            --             --             --     (1,302,906)

Reclassification of  unrealized
   gains on derivatives, net of
   tax provision of $74,340 ....            --            --            --             --             --        111,511
                                     ---------  ------------       -------   ------------   ------------   ------------

BALANCE, June 30, 2002 .........     9,620,084         9,620       272,500     (2,263,428)    19,269,338     (2,134,362)
                                     =========  ============       =======   ============   ============   ============

    Net income .................            --            --            --             --             --             --

Exercise of stock options ......            --            --        (9,250)        76,867        (47,960)            --

Unrealized losses on
   derivatives designated and
   qualified as cash flow
   hedges, net of tax benefit of
   $578,139 ....................            --            --            --             --             --       (867,208)

Reclassification of unrealized
   gains on derivatives, net of
   tax provision of $74,340 ....            --            --            --             --             --        111,511
                                     ---------  ------------       -------   ------------   ------------   ------------

BALANCE, June 30, 2003 .........     9,620,084         9,620       263,250     (2,186,561)    19,221,378     (2,890,059)
                                     =========  ============       =======   ============   ============   ============

    Net income .................            --            --            --             --             --             --

Exercise of stock options ......            --            --      (107,750)       894,928       (315,617)            --

Unrealized gains on
   derivatives designated and
   qualified as cash flow
   hedges, net of tax provision
   of $1,080,357 ...............            --            --            --             --             --      1,620,535

Reclassification of unrealized
   gains on derivatives, net of
   tax provision of $56,810 ....            --            --            --             --             --         85,215
                                     ---------  ------------       -------   ------------   ------------   ------------

BALANCE, June 30, 2004 .........     9,620,084  $      9,620       155,500   $ (1,291,633)  $ 18,905,761   $ (1,184,309)
                                     =========  ============       =======   ============   ============   ============

                                  COMPREHENSIVE     RETAINED    TOTAL STOCKHOLDERS'
                                      INCOME        EARNINGS          EQUITY
BALANCE, June 30, 2001 .........  $ 17,531,623   $ 33,604,186

   Net income ..................  $  4,220,834      4,220,834            4,220,834

Unrealized losses on
   derivatives designated  and
   qualified as cash flow
   hedges, net of tax benefit
   of $868,604 .................    (1,302,906)            --           (1,302,906)

Reclassification of  unrealized
   gains on derivatives, net of
   tax provision of $74,340 ....       111,511             --              111,511
                                  ------------   ------------  -------------------
BALANCE, June 30, 2002 .........     3,029,439     21,752,457           36,633,625
                                  ============   ============  ===================

    Net income .................       236,370        236,370              236,370

Exercise of stock options ......            --             --               28,907

Unrealized losses on
   derivatives designated and
   qualified as cash flow
   hedges, net of tax benefit of
   $578,139                           (867,208)            --             (867,208)
Reclassification of unrealized
   gains on derivatives, net of
   tax provision of $74,340 ....       111,511             --              111,511
                                  ------------   ------------  -------------------
BALANCE, June 30, 2003 .........      (519,327)    21,988,827           36,143,205
                                  ============   ============  ===================

    Net income .................     7,679,859      7,679,859            7,679,859

Exercise of stock options ......            --             --              579,311

Unrealized gains on
   derivatives designated and
   qualified as cash flow
   hedges, net of tax provision
   of $1,080,357 ...............     1,620,535             --            1,620,535

Reclassification of unrealized
   gains on derivatives, net of
   tax provision of $56,810 ....        85,215             --               85,215
                                  ------------   ------------  -------------------

BALANCE, June 30, 2004 .........  $  9,385,609   $ 29,668,686  $        46,108,125
                                  ============   ============  ===================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       VALLEY NATIONAL GASES INCORPORATED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE YEARS ENDED JUNE 30, 2002, 2003 AND 2004

                                                             2002                 2003                 2004
                                                         -------------        -------------       -------------
NET SALES ........................................       $ 144,523,199        $ 151,231,830       $ 154,455,606
COSTS AND EXPENSES
   Cost of products sold, excluding depreciation .          67,906,417           73,142,617          71,557,747
   Operating and administrative ..................          56,187,508           62,368,366          57,231,034
   Depreciation ..................................           5,077,027            5,699,115           5,811,143
   Amortization of intangibles ...................           2,631,213            3,201,025           1,662,980
   (Gain) loss on disposal of assets .............              (6,588)              28,171            (225,419)
                                                         -------------        -------------       -------------
   Total costs and expenses ......................         131,795,577          144,439,294         136,037,485
                                                         -------------        -------------       -------------
INCOME FROM OPERATIONS ...........................          12,727,622            6,792,536          18,418,121
                                                         -------------        -------------       -------------
INTEREST EXPENSE .................................           5,947,283            6,623,266           5,657,066
                                                         -------------        -------------       -------------
OTHER INCOME:
    Interest and dividend income .................             220,829              199,419             225,716
    Other income .................................             213,933               18,802              93,250
                                                         -------------        -------------       -------------
       Total other income ........................             434,762              218,221             318,966
                                                         -------------        -------------       -------------
EARNINGS BEFORE MINORITY INTEREST ................           7,215,101              387,491          13,080,021
MINORITY INTEREST ................................                  --                   --             880,235
                                                         -------------        -------------       -------------
NET EARNINGS BEFORE TAXES ........................           7,215,101              387,491          12,199,786
PROVISION FOR INCOME TAXES .......................           2,994,267              151,121           4,519,927
                                                         -------------        -------------       -------------
NET EARNINGS .....................................       $   4,220,834        $     236,370       $   7,679,859
BASIC EARNINGS PER SHARE .........................       $        0.45        $        0.03       $        0.82
DILUTED EARNINGS PER SHARE .......................       $        0.45        $        0.03       $        0.81
WEIGHTED AVERAGE SHARES:
    Basic ........................................           9,347,584            9,350,068           9,381,447
    Diluted ......................................           9,398,514            9,392,885           9,444,086




                   The accompanying notes are an integral part of these consolidated financial statements.

                                           PAYMENTS DUE BY PERIOD (IN THOUSANDS)
                           ----------------------------------------------------------------------

 CONTRACTUAL                              LESS THAN         1-3            4-5         MORE THAN
 OBLIGATIONS                 TOTAL          1 YEAR         YEARS          YEARS         5 YEARS
 -----------               ----------     ----------     ----------     ----------     ----------

Long-Term Debt             $   64,919     $    2,635     $    3,917     $   58,367             --

Estimated Interest
Payments                        8,756          1,841          5,079          1,670            166

Interest Rate Swap
Payments                        4,880          3,355          1,525

Interest Rate Swap
Receipts                          960            660            300

Capital Lease
  Obligation                       19             18              1             --             --

Operating
  Leases                        3,345            917          1,636            792             --

Purchase
  Obligations                   3,208          3,208             --             --             --

         The table above provides information about the company's contractual obligations at June 30, 2004. Certain of these obligations are sensitive to changes in interest rates including interest rate swaps and debt obligations. For debt obligations, the table provides contractually obligated payment amounts, including estimated interest, by period due. For interest rate swaps, payments and receipts are calculated based upon notional amounts at weighted average rates by expected (contractual) maturity dates. Weighted average variable rates are based on the one month Libor rate in effect at the reporting date. No assumptions have been made for future changes in the one month Libor rate.

         Purchase obligations represent the total value of open purchase orders, consisting primarily of inventory and capital expenditures, as of the period ending date.